82-8362

82-8262

03037558

SUPPL

Synex International Inc.

First Quarter Report

For three months ended September 30, 2003

llw 11/20

2004

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		September 30 2003	June 30 2003
Assets			
Current			
Cash and cash equivalents	$	**325,793**	1,391,975
Accounts receivable		**899,177**	967,318
Prepaid expenses		**31,071**	41,837
Future income taxes		**24,057**	45,968
		1,280,098	2,447,098
Loan receivable		**3,024**	1,844,643
Property, plant and equipment		**2,525,057**	102,515
Future income taxes		**137,321**	133,620
Projects in development and other assets		**3,193,325**	1,870,517
	$	**7,138,825**	6,398,393

Liabilities			
Current			
Accounts payable and accrued liabilities	$	**318,860**	362,628
		318,860	362,628
Accrued liabilities and provisions		**585,000**	585,000
		903,860	947,628
Shareholders' equity			
Capital stock		**5,582,637**	4,715,140
Retained earnings		**652,328**	735,625
		6,234,965	5,450,765
	$	**7,138,825**	6,398,393

Approved by the Directors

Alan W Stephens
Director

Greç Greg J Sunell
Dire Director

REPORT FROM THE PRESIDENT

Revenue for the first quarter of fiscal 2004 decreased to $228,802 as compared to $343,049 for the corresponding period in the previous year. The decrease in revenue is primarily due to increased efforts on the Mears Creek Hydro Project by the engineering division, resulting in lower revenue from external engineering clients. The net loss after tax for the first quarter of fiscal 2004 was $83,297 as compared to net earnings after tax of $78,007 in the first quarter of fiscal 2003.

Synex Energy Resources Ltd.

Revenue for the first quarter decreased to $74,957 from $96,613 from the previous year with a segment operating loss of $26,283 as compared to a profit of $13,118 in the corresponding period in the previous year. In fiscal 2003, interest was accrued in respect of the New World/Wolverine loan receivable whereas in fiscal 2004, no interest was accrued and the loan has been converted to property, plant and equipment.

At June 30, 2003, Synex Energy had a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest was secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division completed the foreclosure on the real estate assets of Wolverine and proceeded with the necessary actions to acquire the other assets.

The construction of the 4MW Mears Creek Hydro Project was significantly advanced during the first three months of fiscal 2004. The Project is scheduled to commence operating in mid-January 2004. On September 19, 2003, Synex Energy and the Canadian Western Bank executed a Credit Agreement covering the construction and long term funding for 70% of the approved costs with a maximum debt funding of $5.04 million.

There are three other projects in the early stages of development, namely, the Kyuquot Utility, the 3MW McKelvie Creek Hydro Project and the 3MW Cypress Creek Hydro Project. One or more of these projects should be significantly advanced during the current fiscal year. In addition, the energy division has an interest in the 112MW Forrest Kerr Project through its ownership of nearly 900,000 shares of Coast Mountain Power Corp, a public company trading on the TSX Venture Exchange.

During the first quarter of fiscal 2004, BC Hydro accepted the tenders for future electricity purchases from both the Cypress Creek and Forrest Kerr projects. By September 27, 2003, both Synex Energy and Coast Mountain had executed the electricity purchase agreements and provided the development security to BC Hydro. It is anticipated that BC Hydro will promptly execute the agreements.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $135,297 as compared to $244,979 in the previous year and segment operating profit decreased to $28,396 from $39,355. The decrease in revenue from external customers was a result of increased work by the engineering division on the Mears Project.

OUTLOOK

The Mears Creek Hydro Project is scheduled to commence operations in mid-January 2004. The commencement of electricity sales will significantly increase the revenue and earnings of the Company as presently, no revenue or income is being accrued from the equity invested in energy projects.

The completed acquisition of the useful assets of Wolverine and commencement of operations by the energy division is anticipated during fiscal 2004.

We will continue to advance the energy development opportunities of the Company.

Greg J Sunell, President

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended September 30	
		2003	2002
Revenue	$	**228,802**	343,049
Expenses			
Amortization		**22,289**	9,397
Selling, general and administrative		**271,600**	267,057
		293,889	276,454
Income (loss) before provision for income taxes		**(65,087)**	66,595
Provision for income taxes		**18,210**	16,850
Net income (loss) from continuing operations		**(83,297)**	49,745
Net income from discontinued operations		**0**	28,262
Net income (loss) for the period		**(83,297)**	78,007
Retained earnings (deficit) at beginning of period		**735,625**	(805,797)
Retained earnings (deficit) at end of period	$	**652,328**	(727,790)
Earnings per share for the period :			
Net income	$	**0.00**	0.01
Fully diluted earnings per share for the period :			
Net income	$	**0.00**	0.01
Weighted average number of common shares outstanding :			
Basic		**16,921,416**	15,211,083
Fully diluted		**17,245,657**	15,671,083

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended September 30	
		2003	2002
Operating activities			
Net income (loss) from continuing operations	$	**(83,297)**	49,745
Amortization		**22,289**	9,397
Future income taxes		**18,210**	11,600
		(42,798)	70,742
Changes in operating assets and liabilities :			
Decrease (increase) in accounts receivable		**68,140**	(113,605)
Decrease (increase) in prepaid expenses		**10,767**	7,198
Increase (decrease) in accounts payable and accrued liabilities		**(43,770)**	(69,269)
		(7,661)	(104,934)
Financing activities			
Common shares issued		**867,497**	8,000
		867,497	8,000
Investing activities			
Loan receivable		**1,841,619**	50,000
Energy project development costs		**(1,339,431)**	(123,885)
Property, plant and equipment additions		**(2,428,528)**	(100,913)
Investments		**322**	(3,000)
		(1,926,018)	(177,798)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	**(1,066,182)**	(274,732)
Increae (decrease) in cash and cash equivalent from discontinued operations during the period			
Operations		**0**	(88,929)
Property, plant and equipment		**0**	114,996
Investment		**0**	0
Cash and cash equivalents at beginning of period		**1,391,975**	556,490
Cash and cash equivalents at end of period	$	**325,793**	307,825

Supplemental disclosure of cash flow information :

Cash payment for taxes	$	**0**	15,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2003 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2003 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS
Three months ended September 30th
(unaudited)

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2002) and the provision of engineering and project management services.

2003		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	74,957	-	301,817	94,523	471,297
Inter-segment revenue		-	-	166,520	75,975	242,495
Revenue from customers	$	74,957	-	135,297	18,548	228,802
Segment operating profit (loss)		(26,283)	-	28,396		2,113
General expenses						67,200
Income taxes						18,210
Net income (loss) for the period	$					(83,297)
Identifiable assets	$	6,263,703	-	404,215	470,907	7,138,825
Capital expenditures	$	3,767,662	-	297	-	3,767,959
Amortization	$	16,691	-	2,731	2,867	22,289

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	96,613	705,710	310,218	171,152	1,283,693
Inter-segment revenue			2,000	65,239	167,695	234,934
Revenue from customers	$	96,613	703,710	244,979	3,457	1,048,759
Revenue from discontinued operations						(703,710)
Other						(2,000)
Revenue						343,049
Segment operating profit		13,118	108,591	39,355	-	161,064
General expenses						56,457
Income taxes						26,600
Net income for the period	$					78,007
Identifiable assets	$	2,601,117	859,773	584,338	360,312	4,405,540
Capital expenditures	$	126,885	2,893	915	(15,000)	115,693
Amortization	$	2,333	10,255	2,971	4,092	19,651

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers:

Countries		2003	2002
Canada	$	**228,802**	369,067
United States		-	583,357
United Kingdom		-	81,191
Other Countries		-	15,144
Total	$	**228,802**	1,048,759

All of the Company's long-lived assets are located in North America.

3. STOCK OPTIONS

Stock option plan

Under the Stock Option Plans (1995) and (2000) as approved by the shareholders of the Company, the following activity occurred during the period.

	Weighted Average Exercise price	Sep 2003 Number	Weighted Average Exercise price	Jun 2003 Number
Balance, beginning of period	$ 0.21	**740,000**	$ 0.20	500,000
Granted	0.36	**280,000**	0.23	280,000
Exercised	0.20	**(50,000)**	0.20	(40,000)
Lapsed	0.00	**0**	0.00	0
Balance, end of period	$ 0.25	**970,000**	$ 0.21	740,000

On July 30, 2003, the Company has issued 280,000 stock options to the Directors and two officers of the Company at an exercise price of $0.36 per common share with an expiry date of January 31, 2006. Had compensation cost for these Company's stock options been determined under the accounting standard Section 3870, the fair value of each grant is estimated to be $0.13 per share. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected live of two and a half years.

Had compensation cost for all the Company's stock-based compensation plans been determined under the recommendations of the CICA Handbook Section 3870, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

			Sep 2003	Sep 2002
Net Income (loss)	As reported	$	**(83,297)**	78,007
	Pro forma	$	**(89,457)**	75,629
Basic earnings (loss) per share	As reported	$	**0.00**	0.01
	Pro forma	$	**(0.01)**	0.01
Diluted earnings (loss) per share	As reported	$	**0.00**	0.01
	Pro forma	$	**(0.01)**	0.01

4. PRIVATE PLACEMENT

On August 14, 2003, the Company closed a private placement in the amount of $857,498, which resulted in the issuance of 2,485,500 common shares. The common shares were priced at $0.345 per share and are restricted from trading for a period of one year from issuance. The funds generated is mainly to provide to the Company's wholly owned subsidiary, Synex Energy Resources Ltd. to advance electrical energy developments and for general corporate purposes.

5. PURCHASE OF ASSETS OF WOLVERINE POWER CORPORATION

On July 3, 2003 and July 7, 2003, Synex Energy Resources Ltd. acquired the real estate assets of Wolverine Power Corporation comprising four hydroelectric facilities located in Michigan under a foreclosure procedure for US$1.505 million in consideration. These assets are now held by Synex Michigan, LLC, a recently incorporated subsidiary of Synex Energy Resources Ltd, which is proceeding to effect the transfer of the operating business including the purchase of the remaining assets of Wolverine Power Corporation.

6. ACCOUNTS RECEIVABLE

	September 30 2003	June 30 2003
Accounts receivable - Trade	391,183	337,719
Security deposits, interest and other	507,994	629,599
	899,177	967,318

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Dale Matheson Carr-Hilton
Chartered Accountants
Suite 1700 – 1140 West Pender Street
Vancouver, B.C. V6E 4G1

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com